UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Santo Mining Corp.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

802899203
(CUSIP Number)

August 20, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box  to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

MACHIAVELLI LTD LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]

(b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5	SOLE VOTING POWER

SHARES		110,000,000
	6	SHARED VOTING POWER
BENEFICIALLY
		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH
REPORTING		110,000,000
PERSON	8	SHARED DISPOSITIVE POWER

WITH		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]

NA
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.08%
12	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Page 2 of 5 Pages

Item 1	(a)	Name of Issuer:

SANTO MINING CORP. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices:

1451 W. Cypress Road, Suite 300
Ft. Lauderdale , FL 33309

Item 2	(a)	Name of Person Filing:

MACHIAVELLI LTD LLC

	(b)	Address of Principal Office, or if None, Residence:

1111 Alderman Dr., Suite 210
Alpharetta, Ga 30005

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, $0.00001 par value per share

	(e)	CUSIP Number:

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
110,000,000

(b)	Percent of Class:
9.08%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
110,000,000

(ii)	Shared power to vote or to direct the vote:
0

(iii)	Sole power to dispose or to direct the disposition of:

110,000,000

(iv)	Shared power to dispose or to direct the disposition of:
0

Page 3 of 5 Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2015	/s/ Joseph C. Canouse
Joseph C. Canouse

Page 5 of 5 Pages